Exhibit 8.2

[Form of Opinion of Kirkland & Ellis LLP]

[                                         ], 2011

DRAFT

Constellation Energy Group, Inc.

100 Constellation Way

Baltimore, Maryland 21202

Ladies and Gentlemen:

We have acted as counsel to Constellation Energy Group, Inc., a Maryland corporation (“Constellation”), in connection with the merger (the “Merger”) occurring pursuant to the Agreement and Plan of Merger, dated as of April 28, 2011 (the “Agreement”), by and among Exelon Corporation, a Pennsylvania corporation (“Exelon”), Bolt Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of Exelon (“Merger Sub”), and Constellation. Capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Agreement.

Exelon is filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended, a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the Merger. If the Merger is consummated on the terms and subject to the conditions set forth in the Agreement, then Merger Sub will merge with and into Constellation, the separate corporate existence of Merger Sub will cease and Constellation will continue as the surviving corporation. We have assumed for purposes of the opinion set forth below that the Merger will be effected in accordance with the General Corporation Law of the State of Maryland. The holders of shares of Constellation Common Stock will be entitled to receive for each share of Constellation Common Stock held by them, other than cash in lieu of a fractional share, the number of shares of Exelon Common Stock as determined pursuant to the Agreement. In connection with this opinion, we have examined, and are familiar with: (i) the Agreement (including all exhibits and schedules attached thereto), (ii) the Registration Statement and (iii) such other presently existing documents, records and matters of law as we have deemed appropriate in order to enable us to render this opinion.

For purposes of the opinion set forth below, we have, solely as to factual matters and with the consent of Exelon and Constellation, relied upon the accuracy and completeness of the statements and representations (which statements and representations we have neither investigated nor verified) contained in the Agreement. We also have relied, solely as to factual matters, upon the certificates of Exelon and Constellation (the “Certificates”). We have assumed that the Certificates are true and correct and will continue to be true and correct as of the Effective Time and thereafter and that the Merger will be consummated in accordance with the terms of the Agreement.

Based upon and subject to the foregoing, and based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, judicial decisions, revenue rulings and revenue procedures of the Internal Revenue Service (the “IRS”), and other administrative pronouncements, all as in effect on the date hereof, it is our opinion that for U.S. federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

Our opinion is based on current U.S. federal income tax law and administrative practice, and we do not undertake to advise you as to any future changes in U.S. federal income tax law or administrative practice that may affect our opinion unless we are specifically retained to do so. Further, legal opinions are not binding upon the IRS and there can be no assurance that contrary positions may not be asserted by the IRS. We express no opinion concerning any tax matter other than as described above.

Sincerely,

Kirkland & Ellis LLP